January 14, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on December 29, 2010, for Post-Effective Amendment No. 141 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”). Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus

1.

Comment:    The Staff requested that the Registrant provide the proposed legend disclosure for the summary prospectus before the prospectus prints as it is the Staff’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not to shareholder reports.

Response: Included below is the Registrant’s legend disclosure for the summary prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated February 1, 2011, are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Summary Prospectus – Item 3 – Fee Table

2.

Comment:    The Staff commented that with respect to the Annual Fund Operating Expenses table, the Administrative Services Fee should not be a separate line item. The Staff requested that since normally, the Administrative Services Fee is included as part of the Management Fee or Other Expenses, that the Administrative Services Fee should be included as a separate “sub” line item of the expense it is a part of.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

January 14, 2011

Response:    The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.

Comment:    The Staff requested that the Registrant explain why there is no line item in the Annual Fund Operating Expenses table for “Acquired Fund Fees and Expenses” as required by Item 3(3)(f)(i) of Form N-1A but references are made to “Other Investment Companies” in the Fund’s Principal Investment Strategies and Principal Risks of the summary section of the Prospectus.

Response:    As the Fund is a new fund, the Registrant believes that, although the Fund has not invested in Other Investment Companies yet, it may invest in Other Investment Companies in the future and therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Item 3(3)(f)(i) of Form N-1A.

Summary Prospectus – Item 4(a) – Principal Investment Strategies

4.

Comment:    The Staff expressed concern that the current language regarding the number of countries in which the Fund can invest does not prevent the Fund from investing in just one country. The Staff requested that the Registrant revise the language to ensure that the Fund will not invest in only one country.

Response: The Registrant has revised the first sentence of the first paragraph of the Fund’s Principal Investment Strategies as indicated below:

Under normal market conditions, the Fund invests at least 65% of its total assets in equity securities of companies located in a number of different countries other than the United States.

5.	Comment: The Staff requested that the disclosure regarding the two sub-advisers be moved to Item (9)(b).

Response:    The Registrant appreciates the comment, however, due to the fact that this Fund will be managed by two different sub-advisers the Registrant believes it is important to include the discussion in Item 4(a) regarding each sub-adviser’s securities selection process in pursuing the Fund’s principal investment strategies.

Summary Prospectus – Item 4(b)(1)(i) – Risks

6.

Comment:    The Staff requested that the disclosure following the Principal Risks section which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency be deleted if the Fund is not sold by a bank.

Response: The Registrant prefers to leave the disclosure in the prospectus because the Registrant believes that the Fund may be sold through an insured depository institution.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

January 14, 2011

Statutory Prospectus – Item 9(b)(1) – Additional Information About the Fund’s Investment Strategies

7.

Comment:    The Staff commented that the Principal Investment Strategies disclosure included in the summary section of the Prospectus exceeds that which is requested by Item 4(a). The Staff requested that the Registrant shorten or summarize the Principal Investment Strategies disclosure in the summary section and move some of this disclosure to this section in the statutory section of the Prospectus in accordance with Item 9(b)(1).

Response:    The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry. Lastly, with respect to this particular Fund, the length of the Item 4(a) disclosure in the summary section of the Prospectus is due to the fact that this Fund will be managed by two Sub-Advisers with different investment styles which should be included in this section.

Statement of Additional Information – Fundamental Investment Restrictions

8.	Comment: The Staff requested the Registrant confirm that fundamental policy (1)(a) refers only to tax-exempt obligations.

Response:    The Registrant does not exempt those securities and therefore the fundamental restriction in the SAI is accurate. The Registrant notes that the Division of Investment Management has stated that “investments in tax-exempt securities issued by governments or political subdivisions of governments” fall outside “the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries [...] since such issuers are not members of any industry” (Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Release No. IC-9785 (May 31, 1977). Based on the foregoing, the Registrant’s concentration policy is permitted to exclude investments in certain tax-exempt securities, but, because the Registrant does not use this exclusion and does not currently intend to, the Registrant will retain its current statement of its fundamental concentration policy.

9.

Comment:    The Staff believes that Registrant should revise the last paragraph in the section entitled The Board Leadership Structure and Related Matters to explain why the leadership structure is appropriate and reiterate some of the responsibilities and obligations of the Trustees mentioned in the previous paragraphs.

Response: The Registrant appreciate the comment, however, it believes that the current disclosure is appropriate.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

January 14, 2011

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

January 14, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP